BB 3/8 *

13011205

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
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| OMB Number: | 3235-0123 |
| Expires: | April 30, 2013 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

MAR 01 2013

| SEC FILE NUMBER |
|---|
| 8-51849 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2012 (MM/DD/YY) AND ENDING December 31, 2012 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NYPPEX, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Westchester Avenue, North 349
(No. and Street)

Rye Brook (City) NY (State) 10573 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Laurence G. Allen 914-305-2800
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Halpern & Associates, LLC
(Name – *if individual, state last, first, middle name*)

218 Danbury Road (Address) Wilton (City) CT (State) 06897 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*





CD 3/13

# OATH OR AFFIRMATION

I, Laurence G. Allen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NYPPEX, LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

AMRA PASIC
Notary Public, State of New York
No. 01PA622187
Qualified in Westchester County
Commission Expires Sept. 13, 2014

Signature

Title

Amra Pasic
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NYPPEX, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

PUBLIC

Halpern & Associates, LLC
Certified Public Accountants and Consultants
218 Danbury Road • Wilton, CT 06897 • (203) 210-7364 • FAX (203) 210-7370 • info@Halpernassoc.com

# INDEPENDENT AUDITORS' REPORT

To the Management of
NYPPEX, LLC

## Report on the Statement of Financial Condition

We have audited the accompanying statement of financial condition of NYPPEX, LLC (the "Company") and the related notes as of December 31, 2012 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

## Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

## Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risk of material misstatement of this financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of this financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of this financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

**Opinion**

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of NYPPEX, LLC as of December 31, 2012, for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Halpern & Associates, LLC

Wilton, Connecticut
February 24, 2013

NYPPEX, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

## ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 732,008 |
| Fees due from private securities transactions | 371,967 |
| Receivable from clearing broker | 52,904 |
| Receivable from affiliate | 40,247 |
| Securities, at market value | 7,506 |
| Investment in NYPPEX Research, LLC | 107 |
| Other assets | 25,232 |
| TOTAL ASSETS | $ 1,229,971 |

## LIABILITIES AND MEMBER'S EQUITY

| | |
|---|---|
| LIABILITIES | |
| Accrued expenses and other liabilities | $ 124,140 |
| Due to parent | 316,975 |
| Due to affiliate | 5,187 |
| TOTAL LIABILITIES | 446,302 |
| MEMBER'S EQUITY | 783,669 |
| TOTAL LIABILITIES AND MEMBER'S EQUITY | $ 1,229,971 |

The accompanying notes are an integral part of this statement.

## 1. NOTES ON SIGNIFICANT BUSINESS ACTIVITIES

NYPPEX, LLC (the "Company") was organized in Delaware and is registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority, Inc. ("FINRA") as a broker-dealer. The Company is a wholly-owned subsidiary of NYPPEX Holdings, LLC ("Holdings"). The Company operates on a fully disclosed basis through its clearing broker, RBC Capital Markets, LLC ("RBC").

The Company's core business is to provide private equity secondary market brokerage, advisory and data for interests in private partnerships (e.g. buyout, venture, real estate, hedge funds, etc.) and restricted securities in private companies. Its customers include general partners, corporations, institutions, financial services firms and high net worth private clients.

Since its inception, the Company has focused on developing proprietary trading software and price data to automate secondary and new issue private equity transactions via the Internet.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction.

In connection with its public securities transactions, the Company introduces its customer transactions to RBC for execution and clearance in accordance with the terms of a clearance agreement. In connection therewith, the Company has agreed to indemnify RBC for losses that the clearing broker may sustain related to the Company's customers. After December 31, 2012, all amounts related to customer transactions were received by RBC. Securities purchased by customers in connection with those transactions are held by the clearing broker as collateral for the amounts owed. At December 31, 2012, the receivable from clearing broker reflected on the statement of financial condition was substantially in cash.

In connection with its private securities transactions, in general, the Company utilizes escrow accounts at commercial banks to facilitate the simultaneous settlement of transactions. The Company does not hold customer funds or securities in serving as agent for such private securities transactions.

The Company is in negotiations with certain private equity fund administrators, which are divisions of global financial services firms, to provide equity secondary market data and transfer services via the NYPPEX IPL Private Trading System™.

## 2. SIGNIFICANT ACCOUNTING POLICIES

The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America ("GAAP") which require management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

Security transactions and financing with RBC are classified as operating activities on the statement of cash flows since this is the Company's principal business.

Purchases and sales of securities are recorded on a trade date basis. Commissions are generally recorded on a settlement date basis. Realized gains and losses on security transactions are based on the first-in, first-out or the specific-identification method. Dividend income and dividends on securities sold short are recorded on the ex-dividend date.

SFAS 157 requires the Company to classify its assets and liabilities based on valuation methods using three levels. Level 1 values are based on quoted prices in active markets for identical investments. Level 2 values are based on significant observable market inputs, such as quoted prices for similar investments and quoted prices in inactive markets. Level 3 values are based on significant unobservable inputs that reflect the Company's determination of assumptions that market participants might reasonably use in valuing the investments. The valuation levels are not necessarily an indication of risk or liquidity associated with the underlying investments. With the exception of a $9 investment in warrants, as of December 31, 2012, 99.9% of the investments held by the Company are classified as Level 1 securities.

## 3. CASH AND CASH EQUIVALENTS

The Company maintains cash and cash equivalents with financial institutions. Funds deposited with a single bank are insured up to $250,000 in the aggregate by the Federal Deposit Insurance Corporation ("FDIC"). Cash deposited with a single brokerage institution is insured up to $500,000 per account type by the Securities Investor Protection Corp. ("SIPC"). The Company considers all highly liquid instruments purchased with a maturity date of three months or less when purchased to be cash equivalents. Cash and cash equivalents include $35,877 being held in money market funds.

## 4. PROVISION FOR INCOME TAXES

The Company is recognized as a Limited Liability Company (an "LLC") by the Internal Revenue Service. As a LLC, the Company is not subject to income taxes. The Company's income or loss is reportable by its member on its tax return.

Uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2012 management has determined that there are no material uncertain income tax positions.

## 5. RELATED PARTY TRANSACTIONS

The Company has an administrative services agreement with Holdings based upon an allocation methodology as prescribed in the agreement. Under this agreement, Holdings provides office space, furniture, communication equipment, and other administrative services to the Company. Fees related to this agreement are reassessed by Holdings on a quarterly basis. During the year ended December 31, 2012, the Company's share of expenses relating to this arrangement totaled $210,041 which is included in the payable of $316,975 due to parent on the statement of financial condition.

In the normal course of business, the Company has executed brokerage transactions as agent for an affiliate, ACP Investment Group, LLC and its sponsored funds (together as "ACP"). ACP is affiliated with the Company through common management. ACP provides advisory and other related services to the Company. Contractual arrangements have been entered into which involve payment for the services each provides. In addition, the Company serves as placement agent to certain other affiliated entities for which it receives standard compensation.

Certain employees and contractors of the Company are also employees and contractors of ACP. These financial statements include receivables from ACP of $40,247 for placement agent fees, management bonuses and contractor services and a payable to ACP X of $5,187 for transaction-related fees. As with affiliates in general, there are various potential conflicts of interest including but not limited to between the Company, Holdings and ACP.

## 6. WARRANT AND INVESTMENTS

In its normal course of business, the Company receives warrants as fees for investment banking services. The Company expects to continue to receive warrants, representing the right to purchase equity in companies for which investment banking services are provided, as recurring fee-based revenue. At December 31, 2012 the warrants were assigned a nominal value. A portion of the warrants are typically awarded to employees in accordance with a vesting schedule as determined by management.

## 7. INVESTMENT IN NYPPEX RESEARCH, LLC

NYPPEX Research, LLC ("Research") is a wholly owned subsidiary of the Company which was formed in June 2009 to provide research services to clients. Research has been dormant and has not yet generated subscription revenue. At December 31, 2012, the financial statements include Research's sole asset, a bank account balance of $107. Research will be dissolved in 2013.

## 8. EMPLOYEE BENEFIT PLANS

The Company has a defined contribution plan under Section 401(k) of the Code covering all qualified employees. Contributions to the plan by employees are determined based on an elected percentage of annual compensation, subject to annual limits prescribed by the Code. The Company has elected to make employee contributions up to 3% of employee compensation (subject to a maximum contribution of $7,500 per employee). Holdings is the administrator of the plan and officers of the Company and Holdings serve as trustees of the plan. The plan has a December 31 year-end and the 2012 financial statements include an expense of $23,150 relating to the 3% employer contribution. The plan features a discretionary profit sharing plan, to which no contributions were made during the year ended December 31, 2012.

## 9. LEGAL AND REGULATORY MATTERS

The Company may from time to time, be named in or become a party to legal claims or regulatory proceedings in connection with or arising out of its activities. Such actions, if they were to arise, may involve claims for substantial or unspecified damages and may result in adverse judgments, fines or penalties. It is inherently difficult to predict the ultimate outcome of any such legal and regulatory matters, and a substantial judgment, settlement or penalty could be materially adverse to the Company's operating results.

## 9. LEGAL AND REGULATORY MATTERS (continued)

The Company's business, as well as the financial services industry, generally, is subject to extensive regulation. Investment managers are subject to regulations that cover all aspects of the securities business, including sales methods, business practices, due diligence, fees, etc.

The Company believes that investment managers involved in private equity, mortgage securities and other types of over-the-counter assets, will be subject to higher levels of scrutiny by regulators. As a result, it is likely the Company will incur higher legal related expenses, and therefore, risk to our investors in the future.

Although the Company believes its compliance standards are adequate, the Company cannot guaranty nor does it imply any particular outcome in the future from interactions with regulators.

## 10. RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no customer margin accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

## 11. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company had net capital of $344,071, which exceeded the minimum requirement of $50,000 by $294,071. The Company's ratio of aggregate indebtedness to net capital was 1.30 to 1.

## 12. LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

As of December 31, 2012, the Company had not entered into any subordinated loan agreements.

## 13. SUBSEQUENT EVENTS

Events have been evaluated through February 24, 2013, the date that these financial statements were available to be issued and no further information is required to be disclosed.